UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 22, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ANI Pharmaceuticals, Inc.

File No. 333-185391 - CF#37061

ANI Pharmaceuticals, Inc. (formerly BioSante Pharmaceuticals, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on December 11, 2012.

Based on representations by ANI Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.55	through December 11, 2021
Exhibit 10.57	through December 11, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary